Exhibit 99.1

Renren Announces Board Changes

PHOENIX, October 11, 2022 /PRNewswire/ -- Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), a SaaS company serving multiple global industries, today announced the appointment of two new independent directors to its board of directors (the "Board"), Mr. James M. Dumler and Mr. James D. Reed, effective October 11, 2022. Ms. Hui Huang and Mr. Chuanfu Wang have concurrently resigned from their positions as a director of the Company and as members of the three committees of the Board. Ms. Huang and Mr. Wang resigned for personal reasons, and their resignation is not related to any disagreement with the Company on any matter relating to the Company's operations, policies, or practices.

After the changes, the Board will continue to consist of five members, three of whom are independent directors. The audit committee will consist of Mr. Lin Cong and Mr. James D. Reed, with Mr. Reed as the chairman; the compensation committee will consist of Mr. Lin Cong and Mr. James M. Dumler, with Mr. Cong as the chairman; and the corporate governance and nominating committee will consist of Mr. Lin Cong, Mr. James M. Dumler, and Mr. James D. Reed, with Mr. Dumler as the chairman.

Mr. Dumler has more than twenty years of experience in top management and board director roles with various enterprises and industries, including Koch Industries, CenterPoint Energy, Republic Financial (private equity), Purina Mills, and FJ Management. Mr. Dumler holds an MBA from Duke University.

Mr. Reed served as CEO and director of USA Truck Inc (NASDAQ: USAK) from 2016 through September 2022 and brings with him more than two decades of multi-faceted experience in trucking, logistics, finance, and business development. He previously served as chief financial officer of Interstate Distributor Company, as well as president of its subsidiary, Interstate Distributor Logistics. Mr. Reed’s extensive experience includes more than 15 years of leading finance in public companies.

"On behalf of the Board of Directors, I would like to express my gratitude to Ms. Huang and Mr. Wang for their valuable contributions to Renren during their tenure on the Board," said Renren's Chairman and Chief Executive Officer, Mr. Joseph Chen. "We are delighted to have Mr. Dumler and Mr. Reed join our Board as independent directors. Their extensive executive experience, financial management savvy, and industry expertise will bring significant value to Renren and its shareholders."

About Renren Inc.

Renren Inc. (NYSE: RENN) operates several U.S.-based SaaS businesses including Chime, an all-in-one CRM and sales acceleration platform designed to help real estate professionals close more deals faster, and Trucker Path, a suite of applications and dispatch services commercial truck drivers use to plan trips, navigate, and operate their business. Renren’s ADSs, each currently representing 45 Class A ordinary shares of the Company, are traded on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The Company cautions investors that the forward-looking statements included in this press release are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations
Renren Inc.
Email: ir@renren-inc.com